February 12, 2025

Fady Boctor
President and Chief Commercial Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

       Re: Petros Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 10, 2025
           File No. 333-284495
Dear Fady Boctor:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure indicates that you have an "alternative cashless exercise option." Based on your disclosures on page 59 it appears that each Series B Warrant could be exercised for 3 common stock shares on a cashless basis rather than for one share on a cash basis. Accordingly, please revise the prospectus to disclose, if true, that you are offering up to 371,747,210 shares of common stock underlying the
       Series B Warrants rather than 223,048,326 shares. Also highlight that
the    alternative
       cashless exercise    provision would allow a warrant holder to receive 3
shares of
       common stock without having to make any exercise payment. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an
 February 12, 2025
Page 2

       exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alla Digilova, Esq.